Exhibit 99.8

KPMG LLP	Telephone	(604)691-3000
Chartered Professional Accountants	Fax	(604)691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of Asanko Gold Inc.

We consent to the use of our reports, each dated March 13, 2018 with respect to the consolidated financial statements and the effectiveness of internal control over financial reporting included in this annual report on Form 40-F for the year ended December 31, 2017.

We also consent to the incorporation by reference of such reports in the Registration Statement on Form F-10, as amended, of the Company filed with the United States Securities and Exchange Commission (No. 333-222363).

//s// KPMG LLP

Chartered Professional Accountants

March 16, 2018
Vancouver, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.